CHINAEDU REPORTS THIRD QUARTER 2010 RESULTS

Third Quarter Net Revenue Exceeding Guidance with 12.6% Growth Year-Over-Year;
Net income per diluted ADS is $0.101, Exceeding Analyst Consensus

Live Conference Call to be held on Friday, November 19, 2010 at 8 a.m. (Eastern) / 5 a.m. (Pacific) / 9 p.m. (Beijing/Hong Kong)

BEIJING, CHINA – November 18, 2010 – ChinaEdu Corporation (NASDAQ: CEDU) (“ChinaEdu” or the “Company”), a leading online education services provider in China, today announced its unaudited financial results for the third quarter ended September 30, 2010.1

(in thousands, unaudited)	Three Months Ended			Nine Months Ended
Period ended	September 30, 2009	September 30, 2010	Period over Period %	September 30,2009	September 30, 2010	Year over Year %
Currency	USD	USD		USD	USD
Financial Data:
Net revenue	13,414	15,107	12.6%	38,740	43,026	11.1%
Gross profit	8,187	9,581	17.0%	23,683	27,590	16.5%
Income from operations	2,985	3,733	25.1%	8,897	10,921	22.7%
Net income attributable to ChinaEdu	1,091	1,752	60.6%	3,845	4,858	26.3%
Adjusted EBITDA (2) (non-GAAP)	4,012	4,996	24.5%	12,248	14,426	17.8%
Adjusted net income attributable to ChinaEdu (3) (non-GAAP)	1,477	2,170	46.9%	5,285	5,925	12.1%

Net income attributable to ChinaEdu per ADS (4)	0.067	0.109	62.7%	0.236	0.303	28.4%
Adjusted net income attributable to ChinaEdu per ADS (5) (non-GAAP)	0.091	0.135	48.4%	0.324	0.370	14.2%
Net income attributable to ChinaEdu per diluted ADS	0.061	0.101	65.6%	0.220	0.280	27.3%
Adjusted net income attributable to ChinaEdu per diluted ADS (6) (non-GAAP)	0.084	0.125	48.8%	0.302	0.341	12.9%

Operating Data:
Revenue students (7) for online degree program	147,000	157,000	6.8%	265,000	297,000	12.1%
_____________________________________
1 The reporting currency of the Company is RMB, but for the convenience of the reader, the amounts for the three and nine months ended on September 30, 2009 and September 30, 2010 are presented in U.S. dollars. Unless otherwise stated, all translations from RMB to U.S. dollars were made at the rate of RMB6.6905 to $1.00, the noon buying rate in effect on September 30, 2010 in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or U.S. dollar amounts referred could be converted into U.S. dollars or RMB, as the case may be, at any particular rate or at all. For analytical presentation, all percentages are calculated using the numbers presented in the financial statements contained in this earnings release. An explanation of the Company’s non-GAAP financial measures is included in the section entitled “Non-GAAP Financial Measures” below, and the related reconciliations to GAAP financial measures are presented in the accompanying financial statements.
2 “Adjusted EBITDA” is a non-GAAP measure defined as net income before interest income, taxes, depreciation, amortization of intangible assets and land use rights and share-based compensation.
3 “Adjusted net income attributable to ChinaEdu” is a non-GAAP measure defined as net income attributable to ChinaEdu excluding share-based compensation net of noncontrolling interest portion, and amortization of intangible assets and land use rights.
4 “ADS” is American Depositary Share. Each ADS represents three ordinary shares.
5 “Adjusted net income attributable to ChinaEdu per ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income attributable to ChinaEdu per ADS calculation.
6 “Adjusted net income attributable to ChinaEdu per diluted ADS” is a non-GAAP measure which is computed using adjusted net income attributable to ChinaEdu over number of ADSs used in net income attributable to ChinaEdu per diluted ADS calculation.
7 “Revenue students” refers to students of university online degree programs who have paid tuitions. The numbers for the three months ended September 30, 2009 and 2010 are revenue students in spring 2009 and spring 2010, respectively. The numbers for the nine months ended September 30, 2009 and 2010 are total revenue students in fall 2008 and spring 2009, and total revenue students in fall 2009 and spring 2010, respectively.

Third Quarter 2010 Highlights

•
Total net revenue grew by 12.6% to $15.1 million for the third quarter of 2010 from $13.4 million for the corresponding period in 2009, exceeding our guidance for the third quarter of 2010 of $14.3 million to $14.8 million.

•	Net revenue from online degree programs increased by 12.7% to $12.0 million for the third quarter of 2010 from $10.7 million for the corresponding period in 2009.
•	The number of revenue students in online degree programs during 2010 spring semester increased by approximately 6.8% to over 157,000 from approximately 147,000 for the corresponding period in 2009.
•	Adjusted EBITDA increased by 24.5% to $5.0 million in the third quarter of 2010 from $4.0 million for the corresponding period in 2009.
•	Net income attributable to ChinaEdu increased by 60.6% to $1.8 million in the third quarter of 2010 from $1.1 million for the corresponding period in 2009.
•	Adjusted net income attributable to ChinaEdu increased by 46.9% to $2.2 million in the third quarter of 2010 from $1.5 million for the corresponding period in 2009.
•	Net income attributable to ChinaEdu per diluted ADS was $0.101 for the third quarter of 2010, as compared to $0.061 for the corresponding period in 2009.
•	Adjusted net income attributable to ChinaEdu per diluted ADS was $0.125 for the third quarter of 2010, as compared to $0.084 for the corresponding period in 2009.

“Our third quarter performance continued on track.” said Ms. Julia Huang, ChinaEdu’s Chairman and Chief Executive Officer, “Similar to our second quarter results, online degree programs grew steadily in the third quarter as a result of healthy spring semester enrollment. While we continue to improve our margins, we are committing significant efforts in developing and expanding businesses in our learning centers, both online and offline after school tutoring, and international curriculum programs to drive future growth.  As we see increasing demand of learning and education contents from Internet and mobile users, we are also committed to further developing our education contents and improving user learning experience for our Internet and mobile applications.”

Financial Results for the Third Quarter Ended September 30, 2010

Net Revenue
Total net revenue for the third quarter of 2010 was $15.1 million, representing a 12.6% increase from $13.4 million for the corresponding period in 2009. Net revenue from online degree programs for the third quarter of 2010 was $12.0 million, representing a 12.7% increase from $10.7 million for the corresponding period in 2009. The revenue growth was primarily due to 2010 spring semester enrollment which registered over 157,000 revenue students as compared to 147,000 revenue students for 2009 spring semester. As explained in our second quarter results, the higher online degree programs revenue growth compared to enrollment growth was primarily attributable to lower expenses incurred by third-party learning centers, and increased tuition rate at selected online colleges for the 2010 spring semester.

Learning centers network continued to expand both in geographic coverage and universities served. By the end of the third quarter of 2010, we had 86 operational learning centers of which 43 were proprietary, and 43 were contracted locations, as compared to 56 operational learning centers as of the end of the third quarter of 2009, of which 23 were proprietary and 33 were contracted locations.  Of the 43 proprietary learning centers, 14 were newly established service stations.  In the past, our number of learning centers disclosed corresponds to the number of cities in which we established the learning centers.  Beginning this year, in order to further the penetration in large cities, we also began to establish branch networks in key cities.  Our learning centers network was serving a total of 18 universities’ online degree programs as of the end of the third quarter of 2010.

Also in this quarter, the Company signed an agreement to acquire the remaining 81% of Hongcheng Xueyuan, which will expand our learning centers network by eight new learning centers in six additional cities and add service agreements with five additional universities.  The transaction is expected to close in the fourth quarter of 2010 and Hongcheng Xueyuan will become one of our wholly owned subsidiaries.

Net revenue from the Company’s non-online degree programs (online tutoring programs, private primary and secondary schools and international curriculum programs) for the third quarter of 2010 was $3.1 million, representing a 12.5% increase from $2.7 million for the corresponding period in 2009. This increase was attributable to a 7.0% increase in net revenue for the 101 online tutoring programs and a 41.5% increase in net revenue at Anqing School due to an increase in student enrollment as a result of new campus opening. The increases were offset by a 27.2% decrease in net revenue for the international curriculum programs which was in line with the management expectation.

Cost of Revenue
Total cost of revenue for the third quarter of 2010 was $5.5 million, representing an increase of 5.7%, as compared to $5.2 million for the corresponding period of 2009. Cost of revenue for online degree programs for the third quarter of 2010 was $3.9 million, representing an increase of 10.0% as compared to $3.5 million for the third quarter of 2009. The increase in online degree programs’ cost of revenue was primarily related to the increase in student enrollment in the 2010 spring semester as compared to 2009 spring semester.

Cost of revenue for non-online degree programs for the third quarter of 2010 was $1.6 million, representing a decrease of 3.1% for the corresponding period in 2009. This decrease was attributable primarily to a decrease in cost of revenue for international curriculum programs.

Gross Profit and Gross Margin
Gross profit for the third quarter of 2010 was $9.6 million, representing a 17.0% increase from $8.2 million for the corresponding period of 2009. Total gross margin for the third quarter of 2010 increased to 63.4%, as compared to 61.0% for the corresponding period of 2009. Gross margin for the online degree programs increased to 67.7% for the third quarter of 2010, as compared to 67.0% for the corresponding period of 2009.

Gross margin for 101 online tutoring programs increased to 76.0% for the third quarter of 2010, as compared to 75.3% for the third quarter of 2009. Gross margin for private schools improved significantly to 34.2%, as compared to 7.8% in the corresponding period in 2009, due to increased enrollment at Anqing School’s new campus. Gross margin for the international curriculum programs decreased to 32.2% for the third quarter of 2010, as compared to 40.7% in the corresponding period of 2009, due to increased expenses related to summer groups.

Operating Expenses

Total operating expenses were $5.8 million for the third quarter of 2010, representing a 12.4% increase from $5.2 million for the corresponding period in 2009. This increase was a result of the factors discussed below:

•
General and administrative expenses for the third quarter of 2010 were $2.9 million, which represented a 4.5% decrease from $3.1 million for the corresponding period in 2009, primarily due to reduced corporate events in the third quarter and other miscellaneous expenses.

•
Selling and marketing expenses were $1.5 million for the third quarter of 2010, which represented a 45.7% increase from $1.0 million for the corresponding period in 2009. This increase was attributable primarily to an increase in advertising expenses at our 101 online tutoring programs, learning centers network, and selected subsidiaries in the third quarter of 2010.

•
Research and development expenses for the third quarter of 2010 were $1.4 million, representing a 28.5% increase from $1.1 million in the corresponding period in 2009, primarily due to increased staff and related increased depreciation expenses associated with the new research and development initiatives for both degree and non-degree programs.

•
Share-based compensation for the third quarter of 2010, which was allocated to the related cost and operating expense line items, slightly increased to $0.3 million, as compared to $0.2 million for the corresponding period in 2009.

Income from Operations
As a result of the factors discussed above, income from operations for the third quarter of 2010 was $3.7 million, representing a 25.1% increase as compared to $3.0 million for the corresponding period of 2009. Operating margin increased to 24.7% for the third quarter of 2010, as compared to 22.2% in the corresponding period of 2009.

Adjusted income from operations, which is a non-GAAP measure defined as income from operations excluding share-based compensation, and amortization of intangible assets and land use rights, was $4.2 million for the third quarter of 2010, representing an increase of 22.9% as compared to $3.4 million in the corresponding period of 2009. Adjusted operating margin, which is a non-GAAP measure defined as a ratio of adjusted operating income from operations (non-GAAP) over net revenue, for the third quarter of 2010 improved to 27.6% as compared to 25.3% for the corresponding period of 2009.

Interest Income and Investment Income
Interest income and investment income for the third quarter of 2010 increased 101.9% to $0.32 million, as compared to $0.16 million in the corresponding quarter of 2009.

Income Tax Expense
Income tax expense for the third quarter of 2010 was $0.7 million, which remained flat from income tax expense of $0.7 million for the corresponding period in 2009.

Noncontrolling Interest
Noncontrolling interest was $1.6 million in the third quarter of 2010, representing an increase from $1.3 million in the corresponding period in 2009, which was attributable primarily to the noncontrolling interest impact related to the increased net income from the online degree programs for the third quarter of 2010, as compared to the third quarter of 2009.

Net Income attributable to ChinaEdu
Net income attributable to ChinaEdu, which is net income excluding net income attributable to noncontrolling interest, was $1.8 million for the third quarter of 2010, representing an increase of 60.6% from $1.1 million for the corresponding period in 2009. The increase was primarily due to the increased revenue and improved gross margin across all of our business lines except for the international curriculum programs, as well as improved operating efficiencies.

Net income attributable to ChinaEdu per basic and diluted ADS were $0.109 and $0.101, respectively, for the third quarter of 2010, as compared to $0.067 and $0.061, respectively, for the corresponding period in 2009, which represented increase of 62.7% and 65.6%, respectively.

Adjusted net income attributable to ChinaEdu (non-GAAP) increased by 46.9% to $2.2 million for the third quarter of 2010 from $1.5 million in the corresponding period of 2009. Adjusted net margin, which is a non-GAAP measure defined as a ratio of adjusted net income attributable to ChinaEdu (non-GAAP) over net revenue, was 14.4% in the third quarter of 2010, as compared to 11.0% in the corresponding period of 2009. The increase was primarily due to improvement in operating results across our online degree programs including learning centers network, 101 online tutoring programs and private schools, offset by a decline in operating results of the international curriculum programs.

Adjusted net income attributable to ChinaEdu per basic and diluted ADS (non-GAAP) were $0.135 and $0.125, respectively, for the third quarter of 2010, as compared to $0.091 and $0.084, respectively, for the corresponding period in 2009, which represented increase of 48.4% and 48.8%, respectively.

Adjusted EBITDA (Non-GAAP)
Adjusted EBITDA (non-GAAP) was $5.0 million for the third quarter of 2010, which increased by 24.5%, as compared to $4.0 million for the corresponding period in 2009. Adjusted EBITDA margin (non-GAAP) was 33.1% in the third quarter of 2010 as compared to 29.9% in the third quarter of 2009. This increase was attributable primarily to improved operating results as discussed above.

Deferred Revenue
Deferred revenue at the end of the third quarter of 2010 was $6.7 million, with current deferred revenue of $5.4 million and non-current deferred revenue of $1.3 million. Spring semester tuition is received generally during the second quarter and revenue is recognized in the second and third quarter of each year.

Cash and Cash Equivalents and Term Deposits
As of September 30, 2010, ChinaEdu reported cash and cash equivalents and term deposits of $47.2 million, which primarily consisted of cash, demand deposits with original maturity terms of three months or less, and term deposits with original maturity terms of greater than three months but less than one year.

Amounts Due from Related Parties
Amounts due from related parties (which represent cash owed to us by our collaborative alliance partners) were $30.3 million as of September 30, 2010.

2010 Year-to-Date Financial Results

Net Revenue
For the nine months ended September 30, 2010, total net revenue was $43.0 million, which represented an increase of 11.1% from $38.7 million for the corresponding period in 2009. Net revenue from online degree programs for the nine months ended September 30, 2010 was $34.3 million, representing a 9.8% increase from $31.2 million for the corresponding period in 2009. And net revenue from non-online degree programs for the nine months ended September 30, 2010 was $8.8 million, as compared to $7.5 million for the corresponding period in 2009, representing a 16.1% increase. The growth in total net revenue was mainly attributable to (i) strong enrollment for the online degree programs both in the fall semester of 2009 and spring semester of 2010, representing an increase in total enrollment of 12.1%, as compared to the total enrollment in the fall semester of 2008 and spring semester of 2009; (ii) 42.1% growth in net revenue at Anqing School resulting from increased enrollment at the new compus, and (iii) 25.5% net revenue growth at 101 online tutoring programs.

Cost of Revenue
For the nine months ended September 30, 2010, total cost of revenue was $15.4 million, which remained stable as compared to $15.1 million for the corresponding period in 2009. Cost of revenue at our online degree programs slightly increased for the nine months ended September 30, 2010 as compared to the corresponding period of 2009. For non-online degree programs, the slight decrease in cost of revenue for 101 online tutoring programs and decrease in cost of revenue at the international curriculum programs were offset by an increase in staff and depreciation charges at the Anqing School.

Gross Profit and Gross Margin
Gross profit for the nine months ended September 30, 2010 was $27.6 million which grew by 16.5% as compared with $23.7 million for the corresponding period in 2009. Total gross margin for the first nine months of 2010 increased to 64.1% as compared to 61.1% in corresponding period in 2009. Gross margin improved across our business lines except for the international curriculum programs, primarily due to improved profitability at our learning centers networks, 101 online tutoring programs and private schools.

Income from Operations
Income from operations was $10.9 million for the nine months ended September 30, 2010, representing an increase of 22.7% from $8.9 million for the corresponding period in 2009. Operating margin was 25.4% for the nine months ended September 30, 2010, as compared to 23.0% for the corresponding period in 2009.

Adjusted income from operations (non-GAAP) was $12.1 million for the nine months ended September 30, 2010, representing an increase of 15.8%, compared to $10.4 million in the corresponding period of 2009. Adjusted operating margin (non-GAAP) for the nine months ended September 30, 2010 was 28.1%, which improved from 27.0% for the corresponding period in 2009.

Net Income attributable to ChinaEdu
Net income attributable to ChinaEdu was $4.9 million for the nine months ended September 30, 2010, representing an increase of 26.4% from $3.8 million for the corresponding period in 2009. Net margin was 11.3% for the nine months ended September 30, 2010, as compared to 9.9% for the corresponding period in 2009.

Adjusted net margin was 13.8% for the nine months ended September 30, 2010, which increased slightly from 13.6% for the corresponding period of 2009.

Adjusted EBITDA (Non-GAAP)
Adjusted EBITDA (non-GAAP) was $14.4 million for the nine months ended September 30, 2010, representing an increase of 17.8%, as compared to $12.2 million for the corresponding period in 2009. Adjusted EBITDA margin was 33.5% for the nine months ended September 30, 2010, which improved as compared to 31.6% for the corresponding period of 2009. This increase was attributable primarily to improved operating results as discussed above.

Fourth Quarter 2010 Total Net Revenue Guidance
For the fourth quarter of 2010, ChinaEdu expects its total net revenue to be in the range of RMB99 million to RMB106 million or $14.8 million to $15.8 million. This forecast reflects ChinaEdu’s current and preliminary view, which is subject to change.

Conference Call
ChinaEdu senior management will host a conference call on Friday, November 19, 2010 at 8:00 a.m. U.S. Eastern time / 5:00 a.m. U.S. Pacific time / 9:00 p.m. Beijing/Hong Kong time.

The conference call may be accessed by calling (US) 866 783 2137/ (International) +1 857 350 1596/ (HK) +852 3002 1672/ (China) +86 10 800 130 0399; Passcode: 86174106.  A telephone replay will be available shortly after the call until November 26, 2010 at (US) 888 286 8010/ (International) +1 617 801 6888; Passcode: 45690405. A live and archived webcast may be accessed via ChinaEdu’s investor relations website at http://ir.chinaedu.net.

Non-GAAP Financial Measures
To supplement the unaudited condensed consolidated financial information presented in accordance with Generally Accepted Accounting Principles in the United States of America (“GAAP”), the Company uses non-GAAP measures of income from operations and net income attributable to ChinaEdu, which are adjusted from results based on GAAP to exclude certain non-cash items of share-based compensation and amortization of intangible assets and land use rights. The Company also uses adjusted EBITDA, which is also a non-GAAP measure and is adjusted from GAAP results of net income to exclude interest income, taxes, depreciation, amortization of intangible assets and land use rights, and share-based compensation. These non-GAAP financial measures are provided to enhance the investors’ overall understanding of the Company’s current and past financial performance in on-going core operations as well as prospects for the future. These measures should be considered in addition to results prepared and presented in accordance with GAAP, but should not be considered a substitute for or superior to GAAP results. Management considers the non-GAAP information as important measures internally and therefore deems it important to provide all of this information to investors.

About ChinaEdu
ChinaEdu Corporation is an educational services provider in China, incorporated as an exempted limited liability company in the Cayman Islands. Established in 1999, the Company’s primary business is to provide comprehensive services to the online degree programs of leading Chinese universities. These services include academic program development, technology services, enrollment marketing, student support services and finance operations. The Company’s other lines of businesses include the operation of private primary and secondary schools, online interactive tutoring services and providing marketing and support for international curriculum programs.

The Company believes it is the largest service provider to online degree programs in China in terms of the number of higher education institutions that are served and the number of student enrollments supported. The Company currently has 17 long-term contracts that generally vary from 10 to 50 years in length. ChinaEdu also performs recruiting services for 18 universities through its nationwide learning centers network.

Forward-Looking Statement
This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, including certain plans, expectations, goals, and projections, which are subject to numerous assumptions, risks, and uncertainties. Forward-looking statements involve known and unknown risks, uncertainties and contingencies, many of which are beyond our control which may cause actual results, levels of activity, performance or achievements to differ materially from any future results, levels of activity, performance or achievements expressed or implied by such forward-looking statements. The Company’s actual results could differ materially from those contained in the forward-looking statements due to a number of factors, including those described under the heading “Risk Factors” in the Company’s Annual Report on Form 20-F for the year ended December 31, 2009, and in documents subsequently filed by the Company from time to time with the Securities and Exchange Commission. Unless required by law, the Company undertakes no obligation to (and expressly disclaim any such obligation to) update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Company Contacts:
Min Yang ChinaEdu Corporation Phone: +86 10 8418 6655 ext.1012 E-mail: ir@chinaedu.net

ChinaEdu Corporation
Unaudited Condensed Consolidated Balance Sheets

(in thousands, unaudited)	December 31,2009	September 30,2010	September 30,2010
	RMB	RMB	US$

Current assets:
Cash and cash equivalents	203,143	153,988	23,016
Term deposits	122,304	161,572	24,149
Restricted cash	365	365	55
Short-term investments	17,706	32,060	4,792
Accounts receivable, net	28,334	23,261	3,477
Inventory	1,852	1,329	199
Prepaid expenses and other current assets	25,315	22,065	3,297
Amounts due from related parties	176,802	203,022	30,345
Deferred tax assets	3,309	966	144
Total current assets	579,130	598,628	89,474
Long-term investments	4,210	1,210	181
Prepaid acquisition cost	-	7,460	1,115
Deferred tax assets	1,541	3,009	450
Rental deposits	868	1,055	157
Land use rights, net	27,874	27,417	4,098
Property and equipment, net	203,995	223,496	33,405
Deposits paid for acquisition of property and equipment	13,898	19,792	2,958
Acquired intangible assets, net	66,621	64,335	9,616
Goodwill	38,155	38,155	5,703
Total assets	936,292	984,557	147,157

Liabilities and equity
Current liabilities:
Short term loan	-	5,756	860
Accounts payable (including accounts payable of the consolidated VIEs without recourse to ChinaEdu Group of 5,351 and 4,519 as of December 31, 2009 and September 30, 2010)	6,467	6,362	951
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to ChinaEdu Group of 17,786 and 18,335 as of December 31, 2009 and September 30, 2010)	97,853	35,970	5,376
Accrued expenses and other current liabilities (including accrued expenses and other current liabilities of the consolidated VIEs without recourse to ChinaEdu Group of 11,066 and 14,842 as of December 31, 2009 and September 30, 2010)	68,917	77,755	11,622
Amounts due to related parties (including amounts due to related parties of the consolidated VIEs without recourse to ChinaEdu Group of 2,065 and 1,631 as of December 31, 2009 and September 30, 2010)	25,668	52,482	7,844
Income taxes payable (including income taxes payable of the consolidated VIEs without recourse to ChinaEdu Group of 7,770 and 9,237 as of December 31, 2009 and September 30, 2010)	33,389	42,439	6,343
Other taxes payable (including other taxes payable of the consolidated VIEs without recourse to ChinaEdu Group of 2,285 and 2,269 as of December 31, 2009 and September 30, 2010)	15,900	15,979	2,388
Total current liabilities	248,194	236,743	35,384
Deferred revenues (including deferred revenues of the consolidated VIEs without recourse to ChinaEdu Group of 113 and 97 as of December 31, 2009 and September 30, 2010)	8,075	8,934	1,336
Deferred tax liabilities (including deferred tax liabilities of the consolidated VIEs without recourse to ChinaEdu Group of 1,381 and 1,365 as of December 31, 2009 and September 30, 2010)	10,143	9,704	1,450
Unrecognized tax benefit (including unrecognized tax benefit of the consolidated VIEs without recourse to ChinaEdu Group of 1,145 and 1,235 as of December 31, 2009 and September 30, 2010)	7,727	8,275	1,237
Total liabilities	274,139	263,656	39,407

ChinaEdu shareholders’ equity	559,973	599,152	89,553
Noncontrolling interests	102,180	121,749	18,197
Total equity	662,153	720,901	107,750
Total liabilities and equity	936,292	984,557	147,157

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Operations

	Three Months Ended				Nine Months Ended
(in thousands, unaudited, except for percentage, share, and per share information)	September 30,2009	June 30,2010	September 30,2010	September 30,2010	September 30,2009	September 30,2010	September 30,2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Gross Revenue *	94,303	104,108	105,115	15,711	272,576	300,312	44,887

Business Tax and Surcharge	4,559	4,591	4,044	604	13,387	12,447	1,861

Net Revenue:
Online degree programs	71,510	80,188	80,560	12,041	208,721	229,263	34,267
Online tutoring programs	5,778	6,084	6,180	924	14,074	17,665	2,640
Private primary and secondary schools	7,669	9,454	10,848	1,621	20,811	29,582	4,422
International curriculum programs	4,787	3,791	3,483	521	15,583	11,355	1,697
Total net revenue	89,744	99,517	101,071	15,107	259,189	287,865	43,026

Cost of revenue:
Online degree programs	23,633	24,417	25,986	3,884	68,853	71,451	10,679
Online tutoring programs	1,426	1,473	1,486	222	4,491	4,124	616
Private primary and secondary schools	7,070	7,016	7,138	1,067	18,811	20,878	3,121
International curriculum programs	2,840	2,052	2,362	353	8,581	6,825	1,020
Total cost of revenue	34,969	34,958	36,972	5,526	100,736	103,278	15,436

Gross profit:
Online degree programs	47,877	55,771	54,574	8,157	139,868	157,812	23,588
Online tutoring programs	4,352	4,611	4,694	702	9,583	13,541	2,024
Private primary and secondary schools	599	2,438	3,710	554	2,000	8,704	1,301
International curriculum programs	1,947	1,739	1,121	168	7,002	4,530	677
Total gross profit	54,775	64,559	64,099	9,581	158,453	184,587	27,590

Online degree programs	67.0%	69.6%	67.7%	67.7%	67.0%	68.8%	68.8%
Online tutoring programs	75.3%	75.8%	76.0%	76.0%	68.1%	76.7%	76.7%
Private primary and secondary schools	7.8%	25.8%	34.2%	34.2%	9.6%	29.4%	29.4%
International curriculum programs	40.7%	45.9%	32.2%	32.2%	44.9%	39.9%	39.9%
Gross margin	61.0%	64.9%	63.4%	63.4%	61.1%	64.1%	64.1%

Operating expenses:
General and administrative	20,519	18,400	19,605	2,930	59,844	57,925	8,658
Selling and marketing	6,766	8,056	9,856	1,473	17,110	25,652	3,834
Research and development	7,522	9,512	9,665	1,445	21,975	27,948	4,177
Total operating expenses	34,807	35,968	39,126	5,848	98,929	111,525	16,669
Income from operations	19,968	28,591	24,973	3,733	59,524	73,062	10,921
Operating margin	22.2%	28.7%	24.7%	24.7%	23.0%	25.4%	25.4%

Other income	(264)	144	143	21	987	431	64
Interest income	1,041	1,345	1,560	233	3,895	3,962	592
Interest expense	(1)	-	-	-	(1)	-	-
Investment income	-	522	549	82	-	1,071	160
Income before income tax provisions	20,744	30,602	27,225	4,069	64,405	78,526	11,737

Income tax expense	(4,835)	(6,441)	(4,723)	(706)	(13,800)	(19,335)	(2,890)
Net income	15,909	24,161	22,502	3,363	50,605	59,191	8,847
Net income attributable to the noncontrolling interests	(8,610)	(10,616)	(10,777)	(1,611)	(24,882)	(26,689)	(3,989)
Net income attributable to ChinaEdu	7,299	13,545	11,725	1,752	25,723	32,502	4,858
Net margin	8.1%	13.6%	11.6%	11.6%	9.9%	11.3%	11.3%

Net income attributable to ChinaEdu per ADS:
Basic	0.45	0.84	0.73	0.109	1.58	2.03	0.303
Diluted	0.41	0.78	0.68	0.101	1.47	1.87	0.280

Weighted average aggregate number of ADSs outstanding:
Basic	16,227,267	16,029,983	16,043,240	16,043,240	16,326,294	16,009,690	16,009,690
Diluted	17,604,567	17,376,199	17,306,106	17,306,106	17,479,334	17,359,851	17,359,851

* Gross revenue are detailed as follows
Online degree programs	75,564	84,365	84,148	12,577	220,751	240,971	36,017
Online tutoring programs	6,002	6,278	6,399	957	14,472	17,710	2,647
Private primary and secondary schools	7,671	9,454	10,882	1,626	20,863	29,616	4,427
International curriculum programs	5,066	4,011	3,686	551	16,490	12,015	1,796

ChinaEdu Corporation
Unaudited Condensed Consolidated Statements of Cash Flow

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30,2009	June 30,2010	September 30,2010	September 30,2010	September 30,2009	September 30,2010	September 30,2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Operating activities:
Net income	15,909	24,161	22,502	3,363	50,605	59,191	8,847
Adjustments to reconcile net income to net cash provided by operating activities:
Share-based compensation	1,488	366	1,700	254	5,805	4,204	628
Depreciation and amortization of property and equipment	4,119	4,820	4,957	741	12,043	14,467	2,162
Amortization of land use rights	152	153	152	23	467	457	68
Amortization of acquired intangible assets	1,114	1,093	1,088	163	4,108	3,261	487
Provision for amounts due from related parties and account receivables	16	-	-	-	425	-	-
Loss (gain) from disposal of property and equipment	110	(8)	4	1	203	-	-
Deferred income taxes	(613)	269	(318)	(48)	357	436	65
Changes in assets and liabilities
Accounts receivable	11,797	(16,907)	9,100	1,360	1,277	5,073	758
Inventory	(722)	119	4	1	(1,799)	523	78
Prepaid expenses and other current assets	(6,582)	(4,805)	348	52	(2,275)	5,043	754
Amounts due from related parties	26,821	(112,040)	50,989	7,621	(37,841)	(26,220)	(3,919)
Rental deposits	(67)	(111)	(65)	(10)	28	(187)	(28)
Land use rights	-	-	-	-	(1,989)	-	-
Accounts payable	(1,368)	1,164	1,636	245	1,488	1,992	298
Deferred revenues	(60,114)	70,558	(70,660)	(10,561)	(60,725)	(61,023)	(9,121)
Accrued expenses and other current liabilities	8,437	9,310	4,975	744	9,039	8,839	1,321
Amounts due to related parties	11,946	27,653	(17,200)	(2,571)	37,791	21,183	3,166
Income tax payable	4,800	6,401	4,960	741	341	9,050	1,353
Other taxes payable	2,122	3,380	1,533	229	1,838	79	12
Unrecognized tax benefit	89	125	60	9	2,070	547	82
Net cash provided by operating activities	19,454	15,701	15,765	2,357	23,256	46,915	7,011

Investing activities:
Purchase of property and equipment	(10,270)	(3,509)	(12,052)	(1,801)	(50,794)	(22,251)	(3,326)
Deposits paid for acquisition of property and equipment	2,616	-	(19,792)	(2,958)	2,616	(19,792)	(2,958)
Purchase of term deposits	(8,988)	(55,318)	17,800	2,660	(24,988)	(39,537)	(5,909)
Prepaid acquisition cost	-	-	(7,460)	(1,115)	-	(7,460)	(1,115)
Purchase of investments	(14,083)	(11,924)	(1,494)	(223)	(14,083)	(13,418)	(2,006)
Proceeds from sale of investment	-	-	3,000	448	-	3,000	448
Purchase of contractual right	-	-	-	-	(500)	-	-
Acqisition of noncontrolling interest	-	-	(998)	(149)	-	(998)	(149)
Proceeds from disposal of property and equipment	-	59	-	-	-	108	16
Net cash used in investing activities	(30,725)	(70,692)	(20,996)	(3,138)	(87,749)	(100,348)	(14,999)

Financing activities:
Proceeds from exercise of share options	2,463	847	574	86	3,887	2,760	413
Prepayment for share repurchase	-	(1,824)	-	-	-	(1,824)	(273)
Repurchase and cancellation of ordinary shares	(249)	(210)	-	-	(61,896)	(323)	(48)
Short term loan	2,117	-	5,756	860	2,117	5,756	860
Cash dividends paid to noncontrolling shareholders	-	-	(196)	(29)	(10,600)	(1,666)	(249)
Capital contributions by noncontrolling shareholders	-	-	-	-	980	-	-
Net cash provided by (used in) financing activities	4,331	(1,187)	6,134	917	(65,512)	4,703	703

Effect of foreign exchange rate changes	48	(213)	(208)	(32)	312	(425)	(62)

CASH AND CASH EQUIVALENTS, beginning of period	231,132	209,684	153,293	22,912	353,933	203,143	30,363

CASH AND CASH EQUIVALENTS, end of period	224,240	153,293	153,988	23,016	224,240	153,988	23,016

Net increase (decrease) in cash and cash equivalents	(6,892)	(56,391)	695	104	(129,693)	(49,155)	(7,347)

ChinaEdu Corporation
Reconciliations from income from operations to adjusted income from operations (non-GAAP) and adjusted operating margin (non-GAAP)

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30,2009	June 30,2010	September 30, 2010	September 30, 2010	September 30,2009	September 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	89,744	99,517	101,071	15,107	259,189	287,865	43,026
Income from operations	19,968	28,591	24,973	3,733	59,524	73,062	10,921
Adjustment:
Share-based compensation	1,488	366	1,700	254	5,805	4,204	628
Amortization	1,266	1,246	1,240	186	4,575	3,718	555
Adjusted income from operations (non-GAAP)	22,722	30,203	27,913	4,173	69,904	80,984	12,104
Adjusted operating margin (non-GAAP)	25.3%	30.3%	27.6%	27.6%	27.0%	28.1%	28.1%

ChinaEdu Corporation
Reconciliation from net income to adjusted EBITDA (non-GAAP) and adjusted EBITDA margin (non-GAAP)

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30,2009	June 30,2010	September 30, 2010	September 30, 2010	September 30,2009	September 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	89,744	99,517	101,071	15,107	259,189	287,865	43,026
Net income	15,909	24,161	22,502	3,363	50,605	59,191	8,847
Adjustment:
Income tax expense	4,835	6,441	4,723	706	13,800	19,335	2,890
Share-based compensation	1,488	366	1,700	254	5,805	4,204	628
Amortization	1,266	1,246	1,240	186	4,575	3,718	555
Depreciation	4,119	4,820	4,957	741	12,043	14,467	2,162
Interest income and other, net	(776)	(1,489)	(1,703)	(254)	(4,881)	(4,393)	(656)
Adjusted EBITDA (non-GAAP)	26,841	35,545	33,419	4,996	81,947	96,522	14,426
Adjusted EBITDA margin (non-GAAP)	29.9%	35.7%	33.1%	33.1%	31.6%	33.5%	33.5%

ChinaEdu Corporation
Reconciliations from net income attributable to ChinaEdu to adjusted net income attributable to ChinaEdu (non-GAAP), adjusted net margin (non-GAAP) and adjusted net income per ADS (non-GAAP)

	Three Months Ended				Nine Months Ended
(in thousands, unaudited)	September 30,2009	June 30,2010	September 30, 2010	September 30, 2010	September 30,2009	September 30, 2010	September 30, 2010
	RMB	RMB	RMB	US$	RMB	RMB	US$

Net revenue	89,744	99,517	101,071	15,107	259,189	287,865	43,026
Net income attributable to ChinaEdu	7,299	13,545	11,725	1,752	25,723	32,502	4,858
Adjustment:
Share-based compensation	1,488	366	1,700	254	5,805	4,204	628
Share-based compensation attributable to the noncontrolling interest	(168)	(381)	(149)	(22)	(742)	(773)	(116)
Amortization	1,266	1,246	1,240	186	4,575	3,718	555
Adjusted net income attributable to ChinaEdu (non-GAAP)	9,885	14,776	14,516	2,170	35,361	39,651	5,925
Adjusted net margin (non-GAAP)	11.0%	14.8%	14.4%	14.4%	13.6%	13.8%	13.8%

Adjusted net income attributable to ChinaEdu per ADS (non-GAAP)
Basic	0.61	0.92	0.90	0.135	2.17	2.48	0.370
Diluted	0.56	0.85	0.84	0.125	2.02	2.28	0.341

Weighted average aggregate number of ADSs outstanding:
Basic	16,227,267	16,029,983	16,043,240	16,043,240	16,326,294	16,009,690	16,009,690
Diluted	17,604,567	17,376,199	17,306,106	17,306,106	17,479,334	17,359,851	17,359,851